FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on May 19, 2008 that announces to purchase a container ship extending fleet to 16 vessels and declares quarterly dividend of $0.31 per common share.

EXHIBIT 1

Euroseas Ltd. Announces Agreement to Purchase a Container Ship Extending Fleet to 16 Vessels and Declares Quarterly Dividend of $0.31 Per Common Share.

05/19/08 Maroussi, Athens, Greece - Euroseas Ltd., (NASDAQ:ESEA) an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today, that its Board of Directors has declared a dividend of $0.31 per common share for the first quarter of 2008. The dividend is payable on June 18, 2008 to all shareholders of record as of June 06, 2008. This dividend is $0.01 above the previous quarterly dividend and $0.07 above the dividend paid for the same period last year.

The Company also announced that it has signed a memorandum of agreement to purchase the M/V Maersk Noumea, an intermediate container ship of 34,677 dwt and 2,556 twenty foot equivalent units (teu) built in 2001 in South Korea. The M/V Maersk Noumea was acquired for $43.5 million and comes with a period charter attached with a major container liner company at $16,800 per day until August 2011 with charterer’s options to extend the charter for three additional years at $18,735, $19,240 and $19,750 per day, respectively.  The vessel is expected to be delivered to the Company’s fleet around May 21, 2008.

Following this acquisition, 100 % of Euroseas total containership fleet days in 2008 and about 47% for 2009, are fixed under period charters. Overall, including the Company’s dry bulk fleet, about 92% of the total fleet days in 2008 and about 34% in 2009 are covered under period charters, already concluded spot charters, or, otherwise protected from market fluctuations.

Furthermore, the Company announced that it filed its 2007 Annual Report on Form 20-F with the Securities and Exchange Commission on May 12, 2008. The Form 20-F is available free of charge on our web site (www.euroseas.gr). Additionally, shareholders can request a hard copy of our complete audited consolidated financial statements free of charge.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are delighted  to announce the acquisition of our sixteenth vessel continuing our strategy to grow our fleet with accretive acquisitions. We note that whilst the charter rate may seem low compared to the current charter market it is reflective of the fact that the price paid is also significantly lower than the current charter free price.  In addition, this acquisition and the period employment contract further strengthens our relationship with the worlds biggest container liner company.

Our investment and employment strategy, thus far, has allowed us to pay growing dividends to our shareholders as evidenced by the dividend of $0.31 per share that we declared for the results of the first three months of 2008. This dividend represents a 3.3% increase over the dividend of the previous quarter and 29.2% increase over the dividend we declared for the same quarter last year. This dividend continues our policy of paying significant dividends which however represent  only a fraction of our net income and free cash flow.Our focus remains to continue growing our fleet and providing superior risk-adjusted returns to our shareholders.”

After the delivery of M/V MAERSK NOUMEA, the Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	Spot/Partly fixed
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-09	$52,000
IOANNA P.	Panamax	64,873		1984	TC ‘til Aug-08	$35,500
NIKOLAOS P.	Handysize	34,750		1984	TC ‘til Sep-08	$36,000
GREGOS	Handysize	38,691		1984	Spot	$44,750
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 yearly options ’til Aug-14)	$16,800 ‘til Aug 11 $18,735 ‘til Aug 12 $19,240 ‘til Aug 13 $19,750 ‘til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Feb-09	$15,250
OEL INTEGRITY	Handy size	33,667	1,932	1990	TC‘til May-09	$16,500
OEL TRANSWORLD	Handy size	30,007	1,742	1992	TC ‘til Sep/Nov 09	$18,500
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Nov-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-09	$12,800 ‘til Apr-08 $13,175 ‘til Apr-09
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Feb-09	$15,800
Total Container Carriers	10	273,687	17,787
Fleet Grand Total	16	573,571	18,827

(*) "IRINI" is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in “short” funds (contracts to carry cargo at agreed rates), reducing its exposure to the spot market.

About Euroseas Ltd.
Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas' 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 10 container ships have a cargo capacity of 17,787  teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane

Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  May 19, 2008

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President